5400 Legacy Drive

 Plano, Texas 75024

August 26, 2008

VIA EDGAR

Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549

RE:      Electronic Data Systems Corporation

            Form RW, Withdrawal of Registration Statement on Form S-3 (File No. 333-115590)

Dear Sir or Madam:

This letter constitutes an application by Electronic Data Systems Corporation (the "Company") pursuant to Rule 477 under the Securities Act of 1933, as amended (the "Act"), for an order permitting the Company to withdraw its Registration Statement on Form S-3, including all exhibits thereto (File No. 333-115590), that was initially filed with the Securities and Exchange Commission on May 18, 2004, as amended on July 2, 2004 (the "Registration Statement").

As a result of the successful completion of the merger of Hawk Merger Corporation, a wholly owned subsidiary of Hewlett-Packard Company ("Parent"), with and into the Company, with the Company continuing as the surviving corporation and a wholly owned subsidiary of Parent, the Company has determined that it is in its best interest to withdraw the Registration Statement at this time.

No securities were sold in connection with or pursuant to the Registration Statement.

We understand that the fee paid in connection with the Registration Statement will not be refunded, but request that, in accordance with Rule 457(p) under the Act, such fees be credited for future use by Parent.

If you have any questions with respect to this matter, please call David Hollander at 972-605-5486.  Thank you for your assistance in this matter.

Very truly yours,

Electronic Data SYSTEMS Corporation

By:  \S\ DAVID B. HOLLANDER
Name: David B. Hollander
Title: Assistant Secretary

ph: 972 605 6000